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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE ADVISORS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I STREET, NW, SUITE 800

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EUGENE WEIL   (202) 367-3002

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON

(Name – *if individual, state last, first, middle name*)

2 HOPKINS PLAZA, SUITE 700	BALTIMORE	MD	21201
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FEB 2 8 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___EUGENE WEIL_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___MILESTONE ADVISORS LLC_____ , as
of ___DECEMBER 31_____ , 20 _07____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

PERI S. DONNER
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires May 14, 2012

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Independent Auditor's Report

Milestone Advisors LLC

December 31, 2007

CONTENTS


GrantThornton

Independent Auditor's Report

Audit • Tax • Advisory

Grant Thornton LLP
2 Hopkins Plaza, Suite 700
Baltimore, MD 21201-2930

T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Board of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the "Company") (a Delaware Company) as of December 31, 2007 and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Baltimore, Maryland
February 26, 2008

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CURRENT ASSETS

Cash	$5,884,085
Accounts receivable	2,151,338
Due from employees	36,053
Prepaid income taxes	167,281
Prepaid expenses	72,448
Total current assets	8,311,205

OTHER ASSETS

Property and equipment, net	34,157
Deferred tax asset	80,557
Deposits	8,338
Investment, net	14,438
	137,490
	$8,448,695

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	2,714,515
Due to parent	455,363
Deferred revenue	323,703
Total current liabilities	3,493,581

COMMITMENTS AND CONTINGENCIES -

MEMBER'S EQUITY 4,955,114

$8,448,695

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2007

Revenues:	
Advisory fees	$17,945,897
Commissions	48,782
Reimbursed expenses	819,305
Interest and other income	344,326
	19,158,310
Expenses:	
Compensation and benefits	10,461,227
Administrative expenses	1,694,978
Travel and entertainment	1,015,212
Occupancy	358,416
Impairment loss on investment	141,750
	13,671,583
Income before income taxes	5,486,727
Provision for taxes	465,107
NET INCOME	$ 5,021,620

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBER'S EQUITY

Year ended December 31, 2007

Member's equity, January 1, 2007	$ 1,133,494
Distributions	(1,200,000)
Net income	5,021,620
Member's equity, December 31, 2007	$ 4,955,114

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Increase (decrease) in cash

Cash flows from operating activities

Net income	$ 5,021,620
Adjustments to reconcile net income to net cash provided by operating activities	
Impairment loss on investment	141,750
Depreciation and amortization	8,753
Bad debt expense	523,159
Changes in assets and liabilities	
Accounts receivable	(1,977,308)
Due from employees	333,695
Due from parent, net	563,510
Accounts payable and accrued liabilities	620,267
Prepaid income taxes	(167,281)
Prepaid expenses	(13,031)
Deferred tax asset	(80,557)
Deferred revenue	(93,213)
Net cash provided by operating activities	4,881,364

Cash flows from investing activities

Purchase of computer equipment	(19,195)
Proceeds from security deposit	462
Net cash used in investing activities	(18,733)

Cash flows from financing activities

Distributions	(1,200,000)
NET INCREASE IN CASH	3,662,631
Cash at beginning of year	2,221,454
Cash at end of year	$ 5,884,085

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Milestone Advisors LLC, a Delaware limited liability company (the "Company"), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a non-clearing member of the Financial Institution Regulatory Authority ("FINRA") (formerly, the National Association of Securities Dealers, "NASD"). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)(i) of the rule.

In addition to the broker-dealer services, the Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assistance with mergers and acquisitions. The Company operates from leased facilities located in Washington, DC provided by its sole member, Milestone Merchant Partners, LLC ("MMP"), and its own office in Miami, Florida.

Allocation of Expenses

The Company is a party to an expense sharing agreement with MMP. In accordance with that agreement, certain operating expenses are allocated to the Company from MMP.

The Company periodically provides personnel to MMP for their client engagements. Accordingly, expenses have been allocated from the Company to MMP. Periodic cash settlements are made between the Company and MMP related to these expense allocations.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable and collectibility is reasonably assured.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - Continued

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

Commissions are earned for balances maintained by clients with an investment fund and are recognized as earned.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

Collectibility of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, an allowance is not required. In the event of a client default on its obligations to the Company, the Company recognizes that expense as a bad debt expense. In 2007, $523,159 was charged to bad debt expense and included in administrative expenses.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments

The Company classifies equity securities with readily determinable market values as trading, available for sale or held to maturity. Trading and available for sale debt and equity securities are recorded at aggregate fair values. Fair values are determined as the last reported sales price on the valuation date. Changes in the fair value of trading securities are recorded currently as income (loss) and changes in the fair value of available for sale securities are included in other comprehensive income unless such changes are deemed to be other than temporary, in which case they are recognized in the statement of income. Held to maturity debt and equity securities are recorded at amortized cost.

Income Taxes

As a single member limited liability company, the Company is required to report all items of income, credit, deduction, and loss in the tax returns of the Company's sole member. Accordingly, no federal income taxes are provided for by the Company in the accompanying financial statements.

The Company uses the liability method to account for income taxes for the District of Columbia and Florida. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting tax basis of assets and liabilities and are measured using the estimated tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all purchases of property and equipment greater than $1,000. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of 5 to 7 years. The Company uses the straight-line method for computing depreciation.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

Advertising Costs

Costs incurred for advertising are expensed as incurred.

NOTE B - RELATED PARTY TRANSACTIONS

In accordance with the expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. As of December 31, 2007, the Company owed MMP $455,363.

MMP has a revolving line of credit and note payable for which MMP has pledged its membership interests of the Company as collateral for the borrowing. During 2007, the Company's revolving line of credit was renewed. The Chairman of MMP also serves as the Chair of the Board of the bank that provides the revolving line of credit and the note payable. In 2007, the Company paid consulting fees and bonuses to the Chairman of MMP in the amount of $150,000.

The Company provides short term cash advances to certain senior employees for personal expenses which are subsequently reimbursed. These balances are included on the balance sheet as due from employees and amount to $36,053 as of December 31, 2007.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007

NOTE C - INVESTMENTS

In 2005, the Company received stock from a client as payment under a contract for advisory services, which has been classified as available for sale securities. In 2007, these shares experienced an other than temporary decline in market value which has been recognized as an impairment loss on investment in the statement of income for $141,750.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers and equipment	$ 47,140
Furniture and fixtures	2,849
	49,989
Less accumulated depreciation	(15,832)
Net property	$ 34,157

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of FINRA, the Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2007, the Company had net capital of $4,970,087, which exceeded minimum net capital requirements by $4,912,262.

NOTE F - CONCENTRATIONS

For the year ended December 2007, two customers accounted for 93% of accounts receivable and one customer accounted for 40% of advisory fee revenue.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007

NOTE G - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

Deferred tax assets:	
Unrealized loss on investment	$ 87,373
Total deferred tax assets	87,373
Deferred tax liabilities:	
Depreciation	(6,816)
Total deferred tax liabilities	(6,816)
Net deferred tax assets	$ 80,557

Components of income tax expense (benefit) for the District of Columbia and Florida at December 31 are as follows:

Current	$545,664
Deferred	(80,557)
	$465,107

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Net capital
Member's equity	$4,955,114
Addition for Discretionary Bonuses	2,302,500
Adjusted net worth	7,257,614

Deductions for non-allowable assets
Accounts receivable (net of related deferred revenue balances of $277,083) and due from employees	1,910,308
Income taxes and deferred tax asset	247,838
Prepaid expenses	72,448
Investments	14,438
Deposits	8,338
Property and equipment	34,157
	2,287,527
Net capital	4,970,087

Minimum net capital requirement - the larger of 6 2/3% of aggregate indebtedness of $867,378 or minimum net capital requirement $5,000

57,825

Excess net capital	$4,912,262

Ratio of aggregate indebtedness to net capital

17.45%

Schedule of aggregate indebtedness
Accounts payable and accrued liabilities	$ 412,015
Due to parent	455,363
	$ 867,378

Reconciliation with the Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2007)
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$4,970,087
Net capital per above	$4,970,087

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph K(2)(i) of the rule.



Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Audit • Tax • Advisory

Grant Thornton LLP
2 Hopkins Plaza, Suite 700
Baltimore, MD 21201-2930

T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Board of Directors
Milestone Advisors LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

18

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 26, 2008



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